COCINA CON CORAZON CORP.
FINANCIAL STATEMENTS
AS OF NOVEMBER 13, 2018



HF

HELLER & FILIPPONE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

235 Main Street, Suite 440
White Plains, NY 10601
Tel: 914-422-3344
Fax: 914-422-5746

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cocina Con Corazon Corp.
Yonkers, NY

We have reviewed the accompanying financial statements of Cocina Con Corazon Corp. (a corporation), which comprise the balance sheet as of November 13, 2018, and the related statements of income and retained earnings and cash flows for the one week then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Heller & Filippone, LLP

White Plains, NY
November 13, 2018

COCINA CON CORAZON CORP.
BALANCE SHEETS
NOVEMBER 13, 2018

<u>ASSETS</u>

<u>ASSETS</u>
Cash	$ 100
TOTAL ASSETS	$ 100

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

<u>LIABILITIES</u>
Liabilities	$ 0
TOTAL LIABILITIES	0

<u>STOCKHOLDERS' EQUITY</u>
Common stock, $.15 par value, 1500 shares authorized, issued and outstanding	15
Additional paid in capital	85
TOTAL STOCKHOLDERS' EQUITY	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100

See accompanying notes to financial statements.

COCINA CON CORAZON CORP.
STATEMENT OF INCOME
ONE WEEK ENDED NOVEMBER 13, 2018

Income	$	0
TOTAL INCOME		0
Expenses		0
TOTAL EXPENSES		0
NET INCOME	$	0

COCINA CON CORAZON CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ONE WEEK ENDED NOVEMBER 13, 2018

	COMMON STOCK	RETAINED EARNINGS	PAID-IN CAPITAL	TOTAL 11/13/2018
BALANCE, November 6, 2018	$ 0	$ 0	$ 0	$ 0
Common Stock subscribed	15	0	0	15
Paid-in capital	0	0	85	85
BALANCE, November 13, 2018	$ 15	$ 0	$ 85	$ 100

COCINA CON CORAZON CORP.
STATEMENTS OF CASH FLOWS
ONE WEEK ENDED NOVEMBER 13,2018

CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock subscribed	$	15
Additional paid in capital		85
NET CASH PROVIDED BY FINANCING ACTIVITIES		100
NET INCREASE IN CASH		100
CASH		
Beginning of period		0
End of period	$	100

See accompanying notes to financial statements

COCINA CON CORAZON CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Nature of Operations**

Cocina Con Corazon, Corp. (the Company) was formed in New York State on November 6, 2018 The Company plans to open a restaurant under the name Emerson's South Burger in Brooklyn, New York. The Company is in the process of securing funding in the amount of $400,000 for working capital to build out space and start restaurant operations.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or net realizable value using the retail value. There is no inventory as of November 13, 2018.

Date of Management's Review

Management has evaluated subsequent events through November 13, 2018, the date on which the financial statements were available to be issued.